Exhibit 99.1

O2 Micro®

Breathing Life into Mobility

Advanced Solutions for Industry Leaders!

11:30

2016 ANNUAL REPORT

NASDAQ:OIIM

www.o2micro.com

cORPORATE INFORMATION

Independent Auditor	Deloitte & Touche
Legal counsel	Morrison & Foerster LLP Palo Alto office 755 Page Mill Road Palo Alto, California 94304 USA	Maples and Calder PO Box 309 Ugland House Grand Cayman KY1-1104 Cayman Islands
Board of Directors	Executive Directors
Sterling Du (Chairman, Chief Executive Officer)
Chuan Chiung “Perry” Kuo (Chief Financial Officer)
James Elvin Keim (Head of Marketing and Sales)

Independent Non-executive Directors
Michael Austin
Teik Seng Tan
Daniel Lenehan
Lawrence Lai-Fu Lin
Vijay Kumar
Ji Liu

Depositary for American Depositary Receipts	The Bank of New York Mellon Corporation ADR Division One Wall Street, 29th Floor New York, New York 10286 USA

Share Registrar	Maples Fund Services (Cayman) Limited PO Box 1093 Boundary Hall, Cricket Square Grand Cayman KY1-1102 Cayman Islands

Corporate Headquarters	Grand Pavilion Commercial Centre, West Bay Road PO Box 32331 SMB, George Town Grand Cayman KY1-1209 Cayman Islands Phone: (345) 945-1110 Fax: (345) 945-1113

Other Addresses	3118 Patrick Henry Drive Santa Clara, CA 95054 USA Phone: (408) 987-5920 Fax: (408) 987-5929	3rd Floor, 1, Sec 4 Nanjing East Road Taipei, Taiwan 105 Phone: (886) 2-2545-9095 Fax: (886) 2-2547-1721

Registered office	Maples Corporate Services Limited Ugland House, P.O. Box 309 Grand Cayman KY1-1104, Cayman Islands

CHAIRMAN’S STATEMENT

To Our Shareholders

Our business strategy at O2Micro has always been to lead through innovation, and we are proud to announce we reached an inflection point in the third quarter of 2016 by returning to cash flow positive. We have worked diligently to transition the company into what we believe is a long-term growth phase by anticipating market solutions in a rapidly changing consumer and industrial market while our initiatives continue to deliver superior designs and products to a growing customer base in the US and abroad.

O2Micro’s revenue had grown sequentially quarter over quarter in 2016, with the latter half of 2016 up 12.2% compared to the same period in 2015, and we expect a positive trend to continue as our new consumer and industry leading product lines gain momentum in 2017 and beyond. We reported significant improvements to our gross margins over the four quarters of 2016 as our new lines positively impacted our product mix and implemented process improvements to improve productivity while remaining focused on our customers and key industries. In part these helped to improve our margins while we continued to support investment in research and development activities.

Looking to the Company’s future growth and innovation, we invited two top seasoned and forward thinking industry leaders to our Board of Directors. We welcomed Dan Lenehan in June 2016 who brings more than thirty years of experience in the semiconductor industry. Then in December, we welcomed Dr. Vijay Kumar, the Nemirovsky Family Dean of Penn Engineering at the University of Pennsylvania.

New and exciting products were introduced in 2016 that focused on areas with continued growth potential. Going forward into 2017, we expect strong growth in our Intelligent Lighting, Intelligent Power, and Battery Management products based on recent design wins in both Consumer and Industrial markets. Some of these new products moved into the production phase in the latter part of 2016, which are early indications of healthy revenue to come in 2017.

Our Intelligent Lighting group expects to see favorable growth this year serving the rapidly growing 4K Ultra High Definition TV markets including the upcoming 8K Ultra High Definition televisions, which utilize larger, brighter, and higher end panels with an increased need for localized lighting optimization. We are optimistic of recent design wins moving into high volume production in 2017 for major international OEMs as our Intelligent Lighting group focuses primarily on high end consumer, TV and Monitor applications which come with higher margins and ASP.

In 2017, our Battery Management Group is also expected to see continued growth. Design activity continues to be strong with increasing design wins in established markets as well as penetration into new emerging markets. The number of major OEMs using our products continues to expand, now including Black & Decker, Electrolux, LG, Makita, Panasonic, Samsung, and TTI, with target markets including power tool manufacturers, electric bikes and scooters, electric light vehicles, UPS, and energy storage. We see opportunity for our battery management products as the industry demands more efficient, safe, and effective battery power management solutions, with both existing and newer markets including, cordless vacuums, drones, and autonomous/robotic vacuum cleaners.

Our Power Products, for such mobile computing products as tablets and smartphones, are expected to benefit from a growing number of recent design wins. Our efficient and safe charger components are already in production with several Tier 2 Asian OEM’s, with penetration into more markets expected in the future. We expect this upward trend to continue into the first quarter of 2017, with growth occurring in the latter half of the year.

Converting innovation into shareholder value is our highest priority. The last two quarters of 2016 built the foundation of our return to being cash positive and profitable in the future, and we expect to maintain this growth trend into upcoming quarters. As of the 4th quarter of 2016, we bought back over 19.2 million ADS shares since 2002, and we had $52.9 million in cash and short term investments with absolutely no debt. Our industry leading technology, supported by our cost-effective business model, with proven growth strategies, and a more diversified Board of Directors, have positioned O2Micro for great success in the years to come.

Finally, we would like to thank our investors for your continued support and look forward to reporting our progress in the year ahead.

Sterling Du

Chairman of the Board and

Chief Executive Officer

O2Micro International Limited and Subsidiaries

Consolidated Financial Statements as of December 31, 2016 and 2015 and for the Three Years Ended December 31, 2016, 2015 and 2014, and Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of O2Micro International Limited:

We have audited the accompanying consolidated balance sheets of O2Micro International Limited and subsidiaries (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2016 (expressed in United States dollars). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of O2Micro International Limited and subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 31, 2017 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte & Touche

Taipei, Taiwan

Republic of China

March 31, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of O2Micro International Limited:

We have audited the internal control over financial reporting of O2Micro International Limited and subsidiaries (the “Company”) as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2016, of the Company and our report dated March 31, 2017 expressed an unqualified opinion on those financial statements.

/s/ Deloitte & Touche

Taipei, Taiwan

Republic of China

March 31, 2017

FINANCIAL HIGHLIGHTS

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousand US Dollars, Except Per Share Amounts and Share Data)

	December 31
ASSETS	2016	2015 As Adjusted (note 2)
CURRENT ASSETS
Cash and cash equivalents (notes 4 and 5)	$31,332	$41,199
Restricted cash	32	31
Short-term investments (notes 4 and 6)	21,532	11,233
Accounts receivable, net	7,205	5,197
Inventories (note 7)	9,275	9,662
Prepaid expenses and other current assets (note 8)	1,106	1,100
Asset held for sale (note 10)	-	1,956
Total current assets	70,482	70,378

LONG-TERM INVESTMENTS (notes 4 and 9)	4,253	9,304

PROPERTY AND EQUIPMENT, NET (note 10)	13,736	14,011

OTHER ASSETS (note 11)	2,218	2,515

TOTAL ASSETS	$90,689	$96,208

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Notes and accounts payable	$4,329	$3,333
Income tax payable	180	2,245
Accrued expenses and other current liabilities (note 12)	4,102	4,896
Total current liabilities	8,611	10,474

OTHER LONG-TERM LIABILITIES
Accrued pension liabilities (note 14)	281	272
Deferred income tax liabilities (notes 12 and 13)	930	2,206
Other liabilities (note 10)	83	139
Total long-term liabilities	1,294	2,617

Total liabilities	9,905	13,091

COMMITMENTS AND CONTINGENCIES (notes 17 and 18)

SHAREHOLDERS’ EQUITY
Preference shares at $0.00002 par value per share; Authorized – 250,000,000 shares;	-	-
Ordinary shares at $0.00002 par value per share; Authorized – 4,750,000,000 shares; Issued – 1,669,036,600 and 1,660,786,600 shares as of December 31, 2016 and 2015, respectively Outstanding – 1,279,124,900 and 1,278,661,400 shares as of December 31, 2016 and 2015, respectively	33	33
Additional paid-in capital	142,738	141,886
Accumulated deficits	(41,372)	(38,386)
Accumulated other comprehensive income	4,415	4,824
Treasury stock – 389,911,700 and 382,125,200 shares as of December 31, 2016 and 2015, respectively	(25,030)	(25,240)

Total shareholders’ equity	80,784	83,117

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$90,689	$96,208

The accompanying notes are an integral part of the consolidated financial statements.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(In Thousand US Dollars, Except Per Share Amounts and Share Data)

	Years Ended December 31
	2016	2015	2014

NET SALES	$56,561	$54,841	$63,591

COST OF SALES	27,317	27,145	30,856

GROSS PROFIT	29,244	27,696	32,735

OPERATING EXPENSES
Research and development (a)	15,645	18,493	21,885
Selling, general and administrative (a)	19,481	23,632	24,721
Costs associated with exit activities (note 3)	-	-	3,027
Litigation income (note 18)	(23)	-	(75)

Total operating expenses	35,103	42,125	49,558

LOSS FROM OPERATIONS	(5,859)	(14,429)	(16,823)

NON-OPERATING INCOME
Interest income	301	681	1,035
Foreign exchange gain, net	63	730	589
Impairment loss on long-term investments (note 9)	-	(4,953)	(83)
Gain on sale of long-term investments (note 9)	948	8	436
Gain on sale of real estate (note 10)	1,725	767	458
Other, net	894	741	515

Total non-operating income (loss)	3,931	(2,026)	2,950

LOSS BEFORE INCOME TAX	(1,928)	(16,455)	(13,873)

INCOME TAX EXPENSE (note 13)	1,058	4,640	1,184

NET LOSS	(2,986)	(21,095)	(15,057)

OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX EFFECT OF NIL
Foreign currency translation adjustments	(397)	(1,945)	(1,416)
Unrealized gain (loss) on available-for-sale investments (note 9)	1	-	(398)
Unrealized pension (loss) gain	(13)	1	70

Total other comprehensive loss	(409)	(1,944)	(1,744)

COMPREHENSIVE LOSS	$(3,395)	$(23,039)	$(16,801)

(Continued)

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(In Thousand US Dollars, Except Per Share Amounts and Share Data)

	Years Ended December 31
	2016	2015	2014

LOSS PER SHARE (note 16)
Basic and diluted	$-	$(0.02)	$(0.01)

NUMBER OF SHARES USED IN LOSS PER SHARE CALCULATION:
Basic and Diluted (in thousands)	1,282,141	1,301,465	1,362,465

(a) INCLUDES STOCK-BASED COMPENSATION CHARGE AS FOLLOWS:
Research and development	$231	$322	$489
Selling, general and administrative	$1,375	$1,590	$1,631

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In Thousand US Dollars, Except Share Data)

				Retained	Accumulated Other Comprehensive Income
	Ordinary Shares		Additional Paid – in	Earnings (Accumulated	Unrealized Investment	Cumulative Translation	Unrealized Pension		Treasury	Shareholders’
	Shares	Amount	Capital	Deficits)	Gain (Loss)	Adjustment	Gain (Loss)	Total	Stock	Equity

BALANCE, DECEMBER 31, 2013	1,660,786,600	$33	$140,198	$(2,234)	$398	$8,302	$(188)	$8,512	$(19,899)	$126,610
Issuance of:
Shares for exercise of stock options	796,900	-	44	-	-	-	-	-	-	44
Shares for Employee Stock Purchase Plan	5,284,800	-	258	-	-	-	-	-	-	258
Shares vested under restricted share units	12,903,400	-	-	-	-	-	-	-	-	-
Acquisition of treasury stock – 83,468,900 shares	-	-	-	-	-	-	-	-	(4,965)	(4,965)
Treasury stock reissued for :
Exercise of stock options	(796,900)	-	(59)	-	-	-	-	-	59	-
Employee Stock Purchase Plan	(5,284,800)	-	(383)	-	-	-	-	-	383	-
Restricted share units	(12,903,400)	-	(949)	-	-	-	-	-	949	-
Stock-based compensation	-	-	2,120	-	-	-	-	-	-	2,120
Net loss for 2014	-	-	-	(15,057)	-	-	-	-	-	(15,057)
Pension gain	-	-	-	-	-	-	70	70	-	70
Foreign currency translation adjustments	-	-	-	-	-	(1,416)	-	(1,416)	-	(1,416)
Unrealized gain on available-for-sale investments	-	-	-	-	74	-	-	74	-	74
Reclassification adjustments for gain on available-for-sale securities included in net loss	-	-	-	-	(472)	-	-	(472)	-	(472)

BALANCE, DECEMBER 31, 2014	1,660,786,600	33	141,229	(17,291)	-	6,886	(118)	6,768	(23,473)	107,266
Issuance of:
Shares for exercise of stock options	677,100	-	31	-	-	-	-	-	-	31
Shares for Employee Stock Purchase Plan	4,833,300	-	180	-	-	-	-	-	-	180
Shares vested under restricted share units	15,728,550	-	-	-	-	-	-	-	-	-
Acquisition of treasury stock – 69,838,000 shares	-	-	-	-	-	-	-	-	(3,233)	(3,233)
Treasury stock reissued for :
Exercise of stock options	(677,100)	-	(47)	-	-	-	-	-	47	-
Employee Stock Purchase Plan	(4,833,300)	-	(328)	-	-	-	-	-	328	-
Restricted share units	(15,728,550)	-	(1,091)	-	-	-	-	-	1,091	-
Stock-based compensation	-	-	1,912	-	-	-	-	-	-	1,912
Net loss for 2015	-	-	-	(21,095)	-	-	-	-	-	(21,095)
Pension gain	-	-	-	-	-	-	1	1	-	1
Foreign currency translation adjustments	-	-	-	-	-	(1,945)	-	(1,945)	-	(1,945)

BALANCE, DECEMBER 31, 2015	1,660,786,600	33	141,886	(38,386)	-	4,941	(117)	4,824	(25,240)	83,117

Issuance of:
Shares for exercise of stock options	84,750	-	2	-	-	-	-	-	-	2
Shares for Employee Stock Purchase Plan	2,881,350	-	73	-	-	-	-	-	-	73
Shares vested under restricted share units	18,056,150	-	-	-	-	-	-	-	-	-
Acquisition of treasury stock – 20,558,750 shares	-	-	-	-	-	-	-	-	(619)	(619)
Treasury stock reissued for :
Exercise of stock options	(84,750)	-	(5)	-	-	-	-	-	5	-
Employee Stock Purchase Plan	(2,881,350)	-	(187)	-	-	-	-	-	187	-
Restricted share units	(9,806,150)	-	(637)	-	-	-	-	-	637	-
Stock-based compensation	-	-	1,606	-	-	-	-	-	-	1,606
Net loss for 2016	-	-	-	(2,986)	-	-	-	-	-	(2,986)
Pension loss	-	-	-	-	-	-	(13)	(13)	-	(13)
Foreign currency translation adjustments	-	-	-	-	-	(397)	-	(397)	-	(397)
Unrealized gain on available-for-sale investments	-	-	-	-	524	-	-	524	-	524
Reclassification adjustments for gain on available-for-sale securities included in net loss	-	-	-	-	(523)	-	-	(523)	-	(523)

BALANCE, DECEMBER 31, 2016	1,669,036,600	$33	$142,738	$(41,372)	$1	$4,544	$(130)	$4,415	$(25,030)	$80,784

The accompanying notes are an integral part of the consolidated financial statements.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousand US Dollars)

	Years Ended December 31
	2016	2015	2014
OPERATING ACTIVITIES
Net loss	$(2,986)	$(21,095)	$(15,057)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,682	2,446	3,718
Stock-based compensation	1,606	1,912	2,120
Loss on asset write-off	-	-	82
Inventory write-downs	1,527	913	1,538
Gain on sale of long-term investments	(948)	(8)	(436)
Impairment loss on long-term investments	-	4,953	83
Gain on disposal of property and equipment, net	(1,726)	(738)	(428)
Deferred income taxes	(1,231)	1,989	78
Other, net	-	-	(36)
Changes in operating assets and liabilities:
Accounts receivable, net	(2,008)	1,592	3,235
Inventories	(1,140)	(1,933)	(2,963)
Prepaid expenses and other current assets	(6)	191	130
Deferred charges	(375)	(416)	(985)
Notes and accounts payable	996	1,202	(2,038)
Income tax payable	(2,065)	1,595	412
Accrued expenses and other current liabilities	(1,064)	(1,039)	577
Accrued pension liabilities	(4)	(11)	(12)
Other liabilities	(56)	(168)	(346)

Net cash used in operating activities	(7,798)	(8,615)	(10,328)

INVESTING ACTIVITIES
Acquisition of:
Short-term investments	(28,797)	(7,128)	(22,346)
Property and equipment	(673)	(724)	(1,004)
Decrease (increase) in:
Restricted cash	-	132	(1)
Other assets	40	82	116
Proceeds from:
Sale of short-term investments	18,331	16,755	34,333
Sale of long-term investments	5,999	537	1,304
Disposal of property and equipment	3,837	3,205	1,982

Net cash (used in) provided by investing activities	(1,263)	12,859	14,384

FINANCING ACTIVITIES
Acquisition of treasury stock	(619)	(3,233)	(4,965)
Proceeds from:
Exercise of stock options	2	31	44
Issuance of ordinary shares under the Employee Stock Purchase Plan	73	180	258

Net cash used in financing activities	(544)	(3,022)	(4,663)

(Continued)

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousand US Dollars)

	Years Ended December 31
	2016	2015	2014

EFFECTS OF CHANGES IN FOREIGN EXCHANGE RATE	$(262)	$(1,092)	$(617)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(9,867)	130	(1,224)

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	41,199	41,069	42,293

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	$31,332	$41,199	$41,069

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest	$-	$-	$-
Cash paid for tax	$4,349	$1,068	$697

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars Unless Otherwise Noted)

1.	GENERAL

Business

O2Micro, Inc. was incorporated in the state of California in the United States of America on March 29, 1995. In March 1997, O2Micro International Limited (the “Company”) was formed in the Cayman Islands and all authorized and outstanding common stock, preferred stock, and stock options of O2Micro, Inc. were exchanged for the Company’s ordinary shares, preference shares, and stock options with identical rights and preferences. O2Micro, Inc. became the Company’s subsidiary after the share exchange. The Company designs, develops and markets innovative power management components for the Computer, Consumer, Industrial, Automotive and Communications markets.

The Company’s ordinary shares (“Shares”) were initially listed on The NASDAQ National Market (“NASDAQ”) on August 23, 2000, and on the Cayman Islands Stock Exchange on February 1, 2001. At the Extraordinary General Meeting of Shareholders (“EGM”) held on November 14, 2005, the shareholders approved a public global offering of the Company’s Shares and the proposed listing of the Company's Shares on the Main Board of The Stock Exchange of Hong Kong Limited (“SEHK”) and various matters related to the proposed listing and offering. Following the approval of these matters, the Company ceased trading its Shares on the NASDAQ, effected a 50-for-1 share split of Shares, created an American depositary share (“ADS”) program for the ADSs to be quoted on the NASDAQ, and delisted the Shares from the NASDAQ on November 25, 2005. The Company commenced trading of ADSs on the NASDAQ on November 28, 2005, and subsequently listed the Shares on the SEHK on March 2, 2006, by way of introduction. On February 27, 2009, the Company submitted an application for the voluntary withdrawal of the listing of Shares on the Main Board of SEHK (collectively referred to as “Proposed Withdrawal”) for reasons of cost and utility. The Company retained its existing primary listing of ADSs on the NASDAQ following the Proposed Withdrawal and for the foreseeable future. The Proposed Withdrawal was approved at the EGM held on May 30, 2009, and the listing of the Shares on SEHK was withdrawn on September 9, 2009.

The Company has incorporated various wholly-owned subsidiaries in the past, including, among others, O2Micro Electronics, Inc. (“O2Micro-Taiwan”), O2Micro International Japan Ltd. (“O2Micro-Japan”), and O2Micro (China) Co., Ltd. (“O2Micro-China”). O2Micro-Taiwan is engaged in operations and sales support services. O2Micro-Japan is engaged in sales support services. O2Micro-China and other subsidiaries are mostly engaged in research and development services.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated on consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Significant accounting estimates reflected in the Company’s consolidated financial statements include valuation allowance for deferred income tax assets, allowance for doubtful accounts, other-than-temporary impairment of securities, inventory valuation, useful lives for property and equipment, impairment of long-lived assets and identified intangible assets, allowances for sales returns, pension and uncertain tax liabilities, contingencies and stock-based compensation.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents, short-term investments and accounts receivable. Cash is deposited with high credit quality financial institutions. For cash equivalents and short-term investments, the Company invests primarily in time deposits at the banks with good credit rating. For accounts receivable, the Company performs ongoing credit evaluations of its customers’ financial condition and the Company maintains an allowance for doubtful accounts based upon a review of the expected collectability of individual accounts.

Fair Value of Financial Instruments

The Company’s financial instruments include cash and cash equivalents, restricted cash, accounts receivable, and notes and accounts payable. The carrying amounts approximate the fair value due to the short-term maturity of those instruments. Fair value of available-for-sale investments including short-term investments and long-term investments is based on quoted market prices. Long-term investments in private company equity securities are accounted for under the cost method because the Company does not exercise significant influence over the entities. The Company evaluates related information including operating performance, subsequent rounds of financing, advanced product development and related business plan in determining the fair value of these investments and whether an other-than-temporary decline in value exists.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of not more than three months when purchased to be cash equivalents. Investments with maturities of more than three months are classified as short-term investments.

Restricted Cash

The Company classifies deposits made for customs and cash pledged to a bank for the issuance of letters of credit as restricted cash. The deposits are classified as current assets if refundable within a twelve-month period from the balance sheet date.

Short-term Investments

The Company maintains its excess cash in time deposits, government, corporate, or other agency bonds issued with high credit ratings. The specific identification method is used to determine the cost of securities sold, with realized gains and losses reflected in non-operating income and expenses. All the above-mentioned investments except for time deposits were classified as available-for-sale securities and were recorded at fair value. Unrealized gains and losses on these investments are included in accumulated other comprehensive income and loss as a separate component of shareholders’ equity, net of any related tax effect, unless unrealized losses are deemed other-than-temporary. Unrealized losses are recorded as a charge to income when deemed other-than-temporary. There were no available-for-sale securities as of December 31, 2016 and 2015.

Investment transactions are recorded on the trade date.

Inventories

Inventories are stated at the lower of standard cost or market value. The cost of inventories comprises cost of purchasing raw materials and where applicable, those overheads that have been incurred in bringing the inventories to their present location and condition. Cost is determined on a currently adjusted standard basis, which approximates actual cost on a first-in, first-out basis. The Company assesses its inventory for estimated obsolescence or unmarketable inventory based upon management’s assumptions about future demand and market conditions and writes down inventory as needed.

Long-term Investments

Long-term investments in private companies over which the Company does not exercise significant influence are accounted for under the cost method. Management evaluates related information in determining whether an other-than-temporary decline in value exists. Factors indicative of an other-than-temporary decline include recurring operating losses, credit defaults and subsequent rounds of financing at an amount below the cost basis of the investment. The list is not all-inclusive and management periodically weighs all quantitative and qualitative factors in determining if any impairment loss exists.

Long-term investments in listed companies are classified as available-for-sale securities and are recorded at fair value. Unrealized gains and losses on these investments are included in accumulated other comprehensive income and loss as a separate component of shareholders’ equity, net of any related tax effect, unless unrealized losses are deemed other-than-temporary. Unrealized losses are recorded as a charge to income when deemed other-than-temporary.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Major additions and betterments are capitalized, while maintenance and repairs are expensed as incurred.

Depreciation is computed on a straight-line basis over estimated service lives that range as follows: buildings - 35 to 50 years, equipment - 3 to 7 years, furniture and fixtures - 3 to 7 years, leasehold improvements - the shorter of the estimated useful life or the lease term, which is 2 to 5 years, and transportation equipment - 5 years.

Assets held for sale

The Company considers assets to be held for sale (a) when management or others having the authority to do so approve a plan to sell the assets, (b) the assets are available for immediate sale in their present condition, (c) the Company has initiated an active program to locate a buyer and other actions required to complete the plan to sell the assets, (d) consummation of the transactions is probable and is expected to qualify for recognition as a completed sale, within one year, (e) the assets are being actively marketed for sale at a price that is reasonable in relation to their current fair value, and (f) the significant changes to the plan to sell the assets are not expected to be made or the plan is not expected to be withdrawn. When property and equipment are classified as held for sale, the Company discontinues depreciating the assets and measures the assets at lower of their carrying amount and fair value less costs to sell.

Long-lived Asset Impairment

The Company evaluates the recoverability of long-lived assets whenever events or changes in circumstances indicate the carrying value may not be recoverable. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flows from the asset is separately identifiable and is less than the carrying value. If impairment occurs, a loss based on the excess of the carrying value over the fair value of the long-lived asset is recognized. Fair value is determined by reference to quoted market prices, if available, or discounted cash flows, as appropriate.

Treasury Stock

The Company may retire ordinary shares repurchased under a share repurchase plan. Accordingly, upon retirement the excess of the purchase price over par value is allocated between additional paid-in capital and retained earnings based on the average issuance price of the shares repurchased. The Company may also determine not to retire ordinary shares repurchased for the purpose of reissuing them upon exercise of stock option, Employee Stock Purchase Plan, and release of restricted stock units (“RSUs”). The reissue cost of shares repurchased is determined by the moving average method. A repurchase of ADS is recorded as treasury stock until the Company completes the withdrawal of the underlying ordinary shares from the ADS program.

Revenue Recognition

Revenue from product sales to customers, other than distributors, is recognized at the time of shipment and when title and right of ownership transfers to customers. The four criteria for revenue being realized and earned are the existence of evidence of sale, actual shipment, fixed or determinable selling price, and reasonable assurance of collectability.

Allowances for sales returns and discounts are provided at the time of the recognition of the related revenues on the basis of experience and these provisions are deducted from sales.

In certain limited instances, the Company sells its products through distributors. Since the title and risk have not been transferred upon shipment to distributors, the Company recognizes revenue on these sales only when these distributors sell the Company’s products to third parties. Thus, products held by these distributors are included in the Company’s inventory balance.

Freight Costs

Costs of shipping and handling for delivery of the Company’s products that are reimbursed by customers are recorded as revenue in the consolidated statements of operations and comprehensive income. Shipping and handling costs are charged to cost of sales as incurred.

Research and Development

Research and development costs consist of expenditures incurred during the course of planned research and investigation aimed at the discovery of new knowledge and intellectual property that will be useful in developing new products or processes, or at significantly enhancing existing products or production processes as well as expenditures incurred for the design and testing of product alternatives or construction of prototypes. All expenditures related to research and development activities of the Company are charged to operating expenses when incurred.

Advertising Expenses

The Company expenses all advertising and promotional costs as incurred. These costs were approximately $734,000, $782,000, and $948,000 in 2016, 2015, and 2014, respectively. A portion of these costs was for advertising, which approximately amounted to $236,000, $236,000, and $205,000 in 2016, 2015, and 2014, respectively.

Pension Costs

For employees under defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ pension accounts. For employees under defined benefit pension plans, pension costs are recorded based on the actuarial calculation.

Government Grants

Government grants received by the Company to assist with specific research and development activities are recognized as non-operating income. If the Company has an obligation to repay any of the funds provided by government grants regardless of the outcome of the research and development, the Company will estimate that obligation and recognize the amount as a liability.

Income Tax

The provision for income tax represents income tax paid and payable for the current year plus the changes in the deferred income tax assets and liabilities during the relevant years. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. The Company believes that uncertainty exists regarding the realizability of certain deferred income tax assets and, accordingly, has established a valuation allowance for those deferred income tax assets to the extent the realizability is not deemed to be more likely than not. Deferred income tax assets and liabilities are measured using enacted tax rates. The Company has classified deferred tax assets and liabilities as noncurrent on the consolidated balance sheets as of December 31, 2016 and 2015 as the Company has early adopted Accounting Standards Update (“ASU”) 2015-17, Balance Sheet Classification of Deferred Taxes, on a retrospective basis.

The Company utilizes a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained in a dispute with taxing authorities, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement.

Stock-based Compensation

The Company grants stock options to its employees and certain non-employees and estimates the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense ratably over the requisite service periods. The Company has elected to use the Black-Scholes option pricing model to determine the fair value of stock options on the date of grant. The Company also grants RSUs to its employees and the RSUs are measured based on the fair market value of the underlying stock on the date of grant.

Foreign Currency Transactions

The functional currency is the local currency of the respective entities. Foreign currency transactions are recorded at the rate of exchange in effect when the transaction occurs. Gains or losses, resulting from the application of different foreign exchange rates when cash in foreign currency is converted into the entities’ functional currency, or when foreign currency receivable and payable are settled, are credited or charged to income in the period of conversion or settlement. At year-end, the balances of foreign currency monetary assets and liabilities are recorded based on prevailing exchange rates and any resulting gains or losses are credited or charged to income.

Translation of Foreign Currency Financial Statements

The reporting currency of the Company is the US dollar. Accordingly, the financial statements of the foreign subsidiaries are translated into US dollars at the following exchange rates: assets and liabilities - current rate on balance sheet date; shareholders’ equity - historical rate; income and expenses - weighted average rate during the year. The resulting translation adjustment is recorded as a separate component of shareholders’ equity.

Comprehensive Income (Loss)

Comprehensive income (loss) represents net income (loss) plus the results of certain changes in shareholders’ equity during a period from non-owner sources.

Legal Contingencies

The Company is currently involved in various claims and legal proceedings. Periodically, the Company reviews the status of each significant matter and assesses the potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be estimated, the Company accrues a liability for the estimated loss. In view of uncertainties related to these matters, accruals are based only on the best information available at the time. As additional information becomes available, the Company reassesses the potential liability related to the pending claims and litigation and revises these estimates as appropriate. Such revisions in the estimates of the potential liabilities could have a material impact on the results of operations and financial position.

As part of its standard terms and conditions, the Company offers limited indemnification to third parties with whom it enters into contractual relationships, including customers; however, it is not possible to determine the range of the amount of potential liability under these indemnification obligations due to the lack of prior indemnification claims. These indemnifications typically hold third parties harmless against specified losses, such as those arising from a breach of representation or covenant, or other third party claims that the Company’s products, when used for their intended purposes, infringe the intellectual property rights of such other third parties. These indemnifications are triggered by any claim of infringement of intellectual property rights brought by a third party with respect to the Company’s products. The terms of these indemnifications may not be waived or amended except by written notice signed by both parties, and may only be terminated with respect to the Company’s products.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standard Board (“FASB”) issued a new standard related to revenue recognition. Under the new standard, recognition of revenue occurs when a customer obtains control of promised goods or services in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, the new standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. In August 2015, the FASB issued an amendment to defer the effective date. The new standard is effective for fiscal years beginning after December 15, 2017 and early adoption is permitted for annual reporting periods beginning after December 15, 2016. In March and April 2016, the FASB issued two accounting updates to clarify the implementation guidance on principal versus agent considerations, performance obligations and the licensing. In addition, the FASB issued another accounting update in May 2016 to address narrow-scope improvements to the guidance on collectability, noncash consideration, and completed contracts at transition and provides a practical expedient for contract modifications at transition. The new guidance is required to be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying it recognized at the date of initial application. The Company is currently evaluating this guidance, but does not expect the adoption to have a material effect on the Company’s consolidated financial statements.

In June 2014, the FASB issued an accounting update, which clarifies the accounting for share-based payments. The guidance requires that a performance target that affects vesting and that could be achieved after the requisite service period is treated as a performance condition. The guidance is effective for fiscal years beginning after December 15, 2015 and early adoption is permitted. The adoption of this guidance did not have a material impact on the Company’s results of operations, financial position or cash flow.

In August 2014, the FASB issued new standard related to the presentation of financial statements when there may be conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern. This standard sets forth management’s responsibility to evaluate, each reporting period, whether there is substantial doubt about our ability to continue as a going concern, and if so, to provide related footnote disclosures. The standard is effective for fiscal years beginning after December 15, 2016 and early adoption is permitted. The adoption of this guidance is not expected to have a material impact on the Company’s results of operations, financial position or cash flow.

In February 2015, the FASB issued an accounting update to amend the consolidation analysis. All legal entities are subject to reevaluation under the revised consolidation model. The amendment is effective for fiscal years beginning after December 15, 2015 and early adoption is permitted. The adoption of this amendment did not have a material impact on the Company’s results of operations, financial position or cash flow.

In July 2015, the FASB issued an accounting update to simplify the measurement of inventory. The amendment requires the measurement of inventory at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The amendment applies to inventories for which cost is determined by methods other than the last-in first-out and the retail inventory methods. This amendment is effective prospectively for annual periods beginning after December 15, 2016 and early application is permitted. The adoption of this amendment is not expected to have a material impact on the Company’s results of operations, financial position or cash flow.

In November 2015, the FASB issued an accounting update to simplify the presentation of deferred income taxes. The amendment requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The current requirement that deferred tax liabilities and assets of a tax-paying component of an entity be offset and presented as a single amount is not affected by the amendments in this guidance. This amendment is effective prospectively or retrospectively for annual periods beginning after December 15, 2016 and early application is permitted. The Company has elected to adopt the amendment as of December 31, 2016, and the retrospective adoption is applied to prior reporting period presented. The adoption of this amendment did not have a material impact on the Company’s financial position. Prior to the adoption, current deferred income tax assets, noncurrent deferred income tax assets, and current deferred income tax liabilities for the year ended December 31, 2015 were $26,000, $203,000, and $2,206,000, respectively. To early adopt ASU 2015-17, the Company has reclassified current deferred income tax asset of $26,000 and current deferred income tax liabilities of $2,206,000 to noncurrent deferred tax assets and noncurrent income tax liabilities, respectively. After the reclassification, the noncurrent deferred income tax assets and noncurrent income tax liabilities for the year ended December 31, 2015 were $229,000 and $2,206,000, respectively.

In January 2016, the FASB issued an accounting update regarding the subsequent measurement of equity investment. The amendment requires all equity investment to be measured at fair value with changes in the fair value recognized through net income other than those accounted for under equity method of accounting or those that result in consolidation of the investee. The amendment also simplifies the impairment assessment of equity investments without readily determinable fair value by requiring assessment for impairment qualitatively and eliminating the complexity of the other-than-temporary impairment guidance. For financial reporting, the amendment requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. In addition, for public company: the amendment eliminates the requirement to disclose the methods and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet; for nonpublic company: the amendment eliminates the requirement to disclose the fair value of financial instruments measured at amortized cost. This amendment is effective for fiscal years beginning after December 15, 2017 and early application is prohibited. The adoption of this amendment is not expected to have a material impact on the Company’s financial position, results of operations, cash flow and financial statement disclosures.

In February 2016, the FASB issued a new standard regarding leases. The new standard requires an entity to recognize assets and liabilities arising from a lease for both financing and operating leases other than that the entity elects the short-term lease recognition and measurement exemption. Qualitative and quantitative disclosures will be enhanced to better understand the amount, timing and uncertainty of cash flows arising from leases. This standard is effective for fiscal years beginning after December 15, 2018, and early adoption is permitted. The Company is currently evaluating the effect this standard will have on its financial position, results of operations, cash flow and financial statement disclosures.

In March 2016, the FASB issued an accounting update to simplify several aspects of the accounting for share-based payment award transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The amendment is effective for fiscal years beginning after December 15, 2016, and earlier adoption is permitted. The adoption of this amendment is not expected to have a material impact on the Company’s financial position, results of operations, cash flow and financial statement disclosures.

In June 2016, the FASB issued an accounting update to amend the guidance on the impairment of financial instruments that are not measured at fair value through profit and loss. The amendment introduces a current expected credit loss (CECL) model based on expected losses rather than incurred losses to estimate credit losses on financial instruments measured at amortized cost and requires a broader range of reasonable and supportable information to estimate expected credit loss. In addition, under the amendment, an entity recognizes an allowance for expected credit losses on financial instruments measured at amortized cost and available-for-sale debt securities rather than the current methodology of delaying recognition of credit losses until it is probable a loss has been incurred. The amendment is effective for fiscal years beginning after December 15, 2019, and earlier adoption is permitted as of the fiscal years beginning after December 15, 2018. The adoption of the amendments is not expected to have a material impact on the Company’s financial position, results of operations, cash flow and financial statement disclosures. .

In August 2016, the FASB issued an accounting update to clarify the following eight cash flow classification issues: (1) debt prepayment or debt extinguishment costs, (2) settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing, (3) contingent consideration payments made after the acquisition date of a business combination, (4) proceeds received from the settlement of insurance claims, (5) proceeds received from the settlement of corporate-owned life insurance policies, including bank-owned life insurance policies, (6) distributions received from equity method investees, (7) beneficial interests in securitization transactions, and (8) separately identifiable cash flows and application of the predominance principle. The amendment is an improvement to reduce the current and potential future diversity in practice. The amendment is effective for fiscal years beginning after December 15, 2017, and earlier adoption is permitted. In addition, the amendment should be applied using a retrospective transition method to each period presented. The adoption of the amendments is not expected to have a material impact on the Company’s statement of cash flows.

In November 2016, the FASB issued an accounting update related to the classification and presentation of changes in restricted cash on the statement of cash flows. The amendment requires restricted cash or restricted cash equivalents should be included with cash and cash equivalent when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendment is effective for fiscal years beginning after December 15, 2017, and early adoption is permitted. The Company is currently evaluating the impact that the adoption will have on its statement of cash flows.

3.	EXIT ACTIVITIES

In December 2014, the Company determined to dissolve the Intelligent Power Group, one of the product lines of the Company’s Integrated Circuit Group, which comprised of the IC products such as DC/DC controller ICs, battery charger controllers ICs, charger ICs, and LDO Regulator ICs. The actions taken to dissolve the Intelligent Power Group resulted in significantly reducing the developing activities of the Intelligent Power products, and terminating the related workforce.

For the year ended December 31, 2014, the Company recorded costs associated with exit activities of $3,027,000, of which $82,000 and $2,945,000 were related to a loss on asset write-off and one-time employee termination benefits, respectively. The Company determined that those assets directly held/carried by the Intelligent Power Group provided no future benefit and recognized a loss on asset write-off, including property and equipment of $24,000, and deferred charges of $58,000. As of December 31, 2014, one-time employee termination benefits of $2,945,000 were accrued and recorded as accrued expenses and other current liabilities on the balance sheet, which had been settled in 2015. No further transactions were occurred for the year ended December 31, 2016.

4.	FAIR VALUE MEASUREMENTS

The Company measures its cash equivalents and marketable securities at fair value. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company measures its cash equivalents and marketable securities at fair value. The Company also determines the fair value of long-term investments and long-lived assets whenever events or changes in circumstances indicate the carrying value may not be recoverable. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

Level 1 – Observable inputs such as quoted prices for identical instruments in active markets;

Level 2 – Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly;

Level 3 – Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Assets and liabilities measured at fair value on recurring and nonrecurring bases were as follows:

(In Thousands)

	Fair Value Measurements at the End of the Reporting Period
	Level 1	Level 2	Level 3	Total
Items measured at fair value on a recurring basis at December 31, 2016

Cash and cash equivalents
Money market mutual funds	$-	$162	$-	$162

Items measured at fair value on a recurring basis at December 31, 2015

Cash and cash equivalents
Money market mutual funds	$-	$161	$-	$161

Items measured at fair value on a nonrecurring basis at December 31, 2015 (nil at December 31, 2016)	Level 1	Level 2	Level 3	Total	Total Losses

Long-term investments
Cost method securities (note 9)	$-	$-	$2,414	$2,414	$(4,953)

The Company utilized a pricing service to estimate fair value measurements for the money market mutual funds. The pricing service utilized market quotations for fixed maturity securities that had quoted prices in active markets. Fixed maturity securities generally traded daily on dealer bids rather than bids recorded on exchanges. The pricing service prepared estimates of fair value measurements for these securities using its proprietary pricing applications which included available relevant market information, benchmark curves, benchmarking of like securities, sector groupings and matrix pricing. Since most of the fixed maturity securities had maturities of one year or less, the Company believed that the fair value would not be materially different from the original purchased cost. The Company’s fair value processes included controls that were designed to ensure appropriate fair values were recorded. Such controls, which may be performed quarterly or when certain assets need to be measured at fair value on a non-recurring basis, include a detailed review of methodologies and assumptions and a management review of valuation.

The fair value estimates provided by the pricing service for the Company’s investments were based on observable market information rather than market quotes. Accordingly, the estimates of fair value for short-term investments were determined based on Level 2 inputs at December 31, 2016 and 2015, respectively.

The fair value measurement in cost method securities was determined based on certain evidential financial information. Please also see discussions in note 9.

5.	CASH AND CASH EQUIVALENTS

(In Thousands)

	December 31
	2016	2015

Time deposits	$2,289	$8,616
Savings and checking accounts	28,873	32,414
Money market mutual funds	162	161
Petty cash	8	8

	$31,332	$41,199

6.	SHORT-TERM INVESTMENTS

(In Thousands)

	December 31, 2016
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Time deposits	$21,532	$-	$-	$21,532

	December 31, 2015
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Time deposits	$11,233	$-	$-	$11,233

Short-term investments by contractual maturity were as follows:

(In Thousands)

	December 31, 2016
	Cost	Fair Value
Time deposits
Due within one year	$21,504	$21,504
Due after one year through two years	28	28

	$21,532	$21,532

(In Thousands)

	December 31, 2015
	Cost	Fair Value
Time deposits
Due within one year	$11,205	$11,205
Due after one year through two years	28	28

	$11,233	$11,233

The Company’s gross realized gains and losses on the sale of investments for the years ended December 31, 2016 and 2015 were both $0. The Company’s gross realized gains and losses on the sale of investments for the year ended December 31, 2014 were $38,000 and $2,000, respectively.

7.	INVENTORIES

(In Thousands)

	December 31
	2016	2015

Finished goods	$2,586	$3,080
Work-in-process	3,341	1,847
Raw materials	3,348	4,735

	$9,275	$9,662

8.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

(In Thousands)

	December 31
	2016	2015 As Adjusted (note 2)

Prepaid expenses	$420	$545
Other receivable	368	158
Payment in advance	202	230
Interest receivable	48	94
Other	68	73

	$1,106	$1,100

9.	LONG-TERM INVESTMENTS

(In Thousands)

	December 31
	2016	2015
Cost method
Sigurd Microelectronics (Cayman) Co., Ltd. (“Sigurd Cayman”)	$2,365	$2,365
X-FAB Silicon Foundries SE (“X-FAB”)	-	4,968
Philip Ventures Enterprise Fund (“PVEF”)	44	49
GEM Services, Inc. (“GEM”)	-	78
Excelliance MOS Co., Ltd (“EMC”)	1,844	1,844
Verticil Electronics Corp. (“Verticil”)	-	-
Asia Sinomos Semiconductor Inc. (“Sinomos”)	-	-
Silicon Genesis Corporation (“SiGen”)	-	-
	4,253	9,304
Available-for-sale securities – noncurrent
Etrend Hightech Corp. (“Etrend”)	-	-

	$4,253	$9,304

The following table shows the movement of gross unrealized gains and losses of the Company’s available-for-sale securities.

(In Thousands)

	Years Ended December 31
	2016	2015	2014

Balance at beginning of period	$-	$-	$398
Other comprehensive income before reclassification adjustment	523	-	74
Reclassification adjustment	(523)	-	(472)

Balance at end of period	$-	$-	$-

In July 2008, the Company invested in preferred shares of Sigurd Cayman for $5,700,000 to become a strategic partner of Sigurd Microelectronics Corporation (“Sigurd”). Upon completion of the transaction, the Company obtained a 19.54% ownership of Sigurd Cayman. The Company accounts for the investment under the cost method as the Company does not exercise significant influence over operating and financial policies of Sigurd Cayman and management of Sigurd holds the controlling interests. In April 2010, the Company participated in another round of preferred shares issued by Sigurd Cayman amounting to $1,500,000. In September 2015, Sigurd Cayman announced the liquidation of its wholly owned subsidiary, Sigurd Microelectronics (Wuxi) Co., Ltd. (“Sigurd Wuxi”), whose sales and operations account for the majority business of Sigurd Cayman. In view of Sigurd Cayman’s recurring financial losses and its decision to cease operations of Sigurd Wuxi, the Company determined that the decline in fair value of the investment in Sigurd Cayman was other-than-temporary and recognized an impairment charge of $4,835,000 in 2015. The resulting investment which was classified as Level 3 in the fair value hierarchy was valued using a discounted cash flow model considering the latest available financial information which primarily consists of cash and time deposits. The valuation inputs primarily included an estimate of future cash flows, expectations about possible variations in the amount and timing of cash flows. The significant unobservable input is assumed no future revenue and cost associated with production activities. As of December 31, 2016, the Company held 9,690,445 shares, which represented an 18.88% ownership of Sigurd Cayman.

The Company invested in X-FAB’s ordinary shares in July 2002. X-FAB (formerly known as X-FAB Semiconductor Foundries AG) is a European-American foundry group that specializes in analog/mixed-signal application. As of December 31, 2015, the Company held 530,000 shares at the cost of $4,968,000 (4,982,000 EURO), which represented a 1.60% ownership of X-FAB. In April 2016, the Company sold the entire X-FAB’s ordinary shares to a third party company and a gain of $413,000 was recorded for the year ended December 31, 2016.

In November 2005, the Company invested in PVEF, a fund management company in Singapore, with an investment amount of $585,000 (SG$1,000,000) for 20 units in the placement at SG$50,000 per unit. The Company further invested $357,000 (SG$500,000) in June 2010 to obtain 30 units. A portion of the shares were redeemed by PVEF in November 2012 and May 2015 at a cost of $445,000 and $330,000, respectively, and the carrying cost of the Company is reduced to $167,000 accordingly. In December 2015, in view of the fund’s liquidation and continuous lower net asset value than the cost, the Company determined that the decline in fair value of the investment in PVEF was other-than- temporary and recognized an impairment charge of $118,000. The fair value for the fund was estimated based on the net asset value of the Company’s ownership interest in the fund due to the fact that distributions from fund will be received through the liquidation of the underlying assets of the fund or the redemption of shares initiated by the fund and there were no unfunded commitments as of December 31, 2015. The investment was classified as Level 3 in the fair value hierarchy as the fund was redeemable at December 31, 2015. The Company held a 5% interest in the fund as of December 31, 2016.

The Company invested in GEM’s preference shares in August 2002. GEM is a multinational semiconductor assembly and test company. On April 16, 2012, GEM signed a share purchase agreement with a listed company in Taiwan which will purchase GEM’s preference share at a price of $0.235 per share to obtain approximately 58.4% ownership of GEM. In respect to this subsequent event, the Company considered this a Type I subsequent event and the investment to be other-than-temporarily impaired. Therefore, the Company recognized an impairment loss of $422,000 as of December 31, 2011. As of December 31, 2015, the Company held 333,334 shares at the cost of $78,000, which represented a 0.35% ownership of GEM. In April 2016, GEM was successfully listed on the Taiwan Stock Exchange and as such investment was classified as available-for-sale. In the third quarter of 2016, the Company sold the entire GEM’s shares in the stock exchange market and a gain of $523,000 was recorded for the year ended December 31, 2016.

The Company invested $1,960,000 (NT$62,900,000) in EMC’s 3,468,000 ordinary shares in June 2010. EMC is a fabless power device design company in Taiwan, specialized in power semiconductor process development, and the design of high efficiency power device and system. In December 2012, the Company sold 200,000 shares in the amount of $138,000 in the process of EMC’s getting listed on the Emerging Stock GreTai Security Market of Taiwan. As of December 31, 2016, the Company held 3,474,854 shares at the cost of $1,844,000, which represented an 11.15% ownership of EMC.

In July 2013, the Company invested $250,000 (NT$7,500,000) in Verticil, a privately-owned manufacturer of LED power modules and integrated lighting solutions provider in Taiwan. Based on the recent operating status and a round of financing of Verticil in August 2014, the Company considered the investment to be other-than-temporarily impaired. Therefore, the Company recognized an impairment loss of $83,000 (NT$2,500,000) in the third quarter of 2014. The Company sold the entire Verticile shares during the second half of 2015 and a gain of $8,000 was recorded for the year ended December 31, 2015.

The Company invested in Etrend’s ordinary shares in December 2002, July 2003, and March 2004, respectively. Etrend is a wafer probing, packing and testing company. In August 2007, Etrend’s shares were listed on the Emerging Stock GreTai Security Market of Taiwan and the Company reclassified the investment in Etrend to available-for-sale securities. Etrend was successfully listed on the GreTai Securities Market of Taiwan in November 2010. The Company sold the entire Etrend shares in the stock exchange market during the second half of 2014 and a gain of $436,000 was recorded for the year ended December 31, 2014.

In January 2005, the Company invested in ordinary shares of Sinomos, a privately owned foundry company, at a total amount of $5,000,000. In May and December 2006, the Company further invested in preferred shares of $3,288,000 and $4,785,000, respectively. In September 2008, in view of Sinomos’ operating status and recurring financial losses, the Company determined that the decline in fair value of the investment in Sinomos was other-than-temporary and recognized an impairment charge of $13,073,000. Along with the recognition of impairment charge, the Company also wrote-off the outstanding prepayments in relation to Sinomos’ foundry service of $2,942,000. As of December 31, 2016, the Company held 30,101,353 of ordinary and preference shares, representing an 18.41% ownership of Sinomos.

The Company invested in SiGen preferred shares in December 2000. SiGen is an advanced nanotechnology company that develops Silicon-on-insulator, stained-silicon products and other engineered multi-layer structures to microelectronics and photonic for advanced electronic and opto-electronic device applications. In 2002 and 2003, the Company reviewed qualitative factors related to the investment, determined that the decline in value was other-than-temporary and the carrying value was decreased to zero. The Company held 23,946 shares of SiGen as of December 31, 2016, representing a 0.06% ownership of SiGen.

10.	PROPERTY AND EQUIPMENT, NET

(In Thousands)

	December 31
	2016	2015
Cost
Land	$2,510	$2,510
Buildings	6,066	6,066
Equipment	21,284	21,819
Furniture and fixtures	779	826
Leasehold improvements	2,135	1,785
Transportation equipment	657	698
Property leased to others	3,944	3,875
Prepayment for property and equipment	1,629	1,863
	39,004	39,442
Accumulated depreciation
Buildings	1,667	1,526
Equipment	20,521	20,965
Furniture and fixtures	733	744
Leasehold improvements	1,536	1,474
Transportation equipment	610	619
Property leased to others	201	103
	25,268	25,431

	$13,736	$14,011

Depreciation expense recognized during the years ended December 31, 2016, 2015, and 2014, was approximately $1,103,000, $1,730,000, and $2,548,000, respectively.

As a result of dissolution activities of the Intelligent Power Group, a loss on asset write-off of $24,000 on property and equipment was incurred for the year ended December 31, 2014. Please see discussions in note 3.

In August 2009, the Company sold its land, located in Hsinchu, Taiwan, to a real estate developer in exchange for a portion of the real estate after it is developed, which includes a portion of an office building and a portion of a parking lot, with a carrying value of approximately $8,918,000. The Company consummated this transaction to acquire office building space and parking lot space for the purpose of future operations and business growth. The Company deferred the transaction gain of $129,000 during the construction period. Since the fourth quarter of 2014, the title of some units of the buildings were completed and sold to the third party and the Company has realized the deferred gain of $106,000 accordingly. Considering the Company’s current operating scale and capital requirements, the Company leased out three units to a third party in December 2014. The Company has also sold 5 building units to third parties since the fourth quarter of 2014. As a result of the sale of building units, net gains of $767,000 and $458,000 were recorded for the years ended December 31, 2015 and 2014, respectively. No building unit transactions were occurred for the year ended December 31, 2016.

Beginning in November 2015, the Company has negotiated with a third party company to dispose one of the three units of the Company’s office building located in China. A letter of intent has also been signed by both parties in January 2016. The Company determined that this transaction met the criteria of asset held for sale and such reclassification was made as of December 31, 2015. The transaction was subsequently completed in the third quarter of 2016 and a net gain of $1,725,000 was recorded for the year ended December 31, 2016.

11.	OTHER ASSETS

(In Thousands)

	December 31
	2016	2015 As Adjusted (note 2)

Deferred charges	$867	$1,060
Land use rights	724	743
Refundable deposits	443	483
Deferred income tax assets – noncurrent	184	229

	$2,218	$2,515

Deferred charges are advanced payments for consulting, maintenance, and engineering license contracts and are amortized over the terms of the contracts from 2 to 5 years. Amortization expense of the deferred charges for the years ended December 31, 2016, 2015, and 2014, was approximately $560,000, $688,000, and $1,142,000, respectively.

As a result of dissolution activities of the Intelligent Power Group, loss on asset write-off of $58,000 on deferred charges was incurred for the year ended December 31, 2014. Please see discussions in note 3.

All land within municipal zones in China is owned by the government. Limited liability companies, joint stock companies, foreign-invested enterprises, privately held companies and individual natural persons must pay fees for granting of rights to use land within municipal zones. Legal use of land is evidenced and sanctioned by land use certificates issued by the local municipal administration of land resources. Land use rights granted for industrial purposes are limited to a term of no more than 50 years.

Land use rights are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the term of the land use rights agreement which is 49.7 years. Amortization expense of the land use rights for the years ended December 31, 2016, 2015, and 2014, was approximately $19,000, $28,000, and $28,000, respectively.

12.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

(In Thousands)

	December 31
	2016	2015 As Adjusted (note 2)

Salaries, bonus and benefits	$2,235	$2,305
Engineering related expenses	641	630
Payable for acquisition of equipment	277	32
Legal and audit fees	251	361
Withholding tax payable	86	100
Shipping expenses	74	146
Promotional expenses	66	35
Value-added tax payable	36	27
Consulting fees	5	366
Other accrued expenses	431	894

	$4,102	$4,896

13.	INCOME TAX

The Company is not subject to income or other taxes in the Cayman Islands. However, subsidiaries are subject to taxes of the jurisdiction where they are located.

Loss before income taxes consisted of:

(In Thousands)

	Years Ended December 31
	2016	2015	2014

Cayman Islands	$(4,156)	$(19,183)	$(18,943)
Foreign	2,228	2,728	5,070

	$(1,928)	$(16,455)	$(13,873)

Income tax expense consisted of:

(In Thousands)

	Years Ended December 31
	2016	2015	2014

Current	$2,289	$2,651	$1,106
Deferred	(1,231)	1,989	78

Income tax expense	$1,058	$4,640	$1,184

The Company and its subsidiaries file separate income tax returns. The applicable statutory income tax rate in the Cayman Islands was zero for the Company for the years being reported. The reconciliation between the provision for income taxes at the statutory rate and the provision for income taxes at the effective tax rate is as follows:

(In Thousands)

	Years Ended December 31
	2016	2015	2014

Tax expense at statutory rate	$-	$-	$-
Increase (decrease) in tax resulting from:
Differences between Cayman and foreign tax rates	449	675	989
Changes in deferred income tax assets and liabilities	(1,249)	1,976	(72)
Adjustments to prior years’ taxes	33	20	23
Changes in valuation allowances for deferred income tax assets	18	13	150
Withholding taxes on repatriation of subsidiary profits	1,669	1,757	-
Other	138	199	94

	$1,058	$4,640	$1,184

The deferred income tax assets and liabilities as of December 31, 2016 and 2015 consisted of the following:

(In Thousands)

	December 31
	2016	2015
Deferred income tax assets
Research and development credits	$5,979	$5,933
Net operating loss carryforwards	161	195
Depreciation and amortization	269	277
Accrued vacation and other expenses	25	56
	6,434	6,461
Valuation allowance	(6,250)	(6,232)

Total net deferred income tax assets	$184	$229

Deferred income tax liabilities
Withholding taxes on repatriation of subsidiary profits	$920	$2,188
Unrealized foreign exchanges	10	18

	$930	$2,206

The valuation allowance shown in the table above relates to net operating losses, credit carryforwards and temporary differences for which the Company believes that realization is not more than likely. The valuation allowance increased by $18,000, $13,000, and $150,000 for the years ended December 31, 2016, 2015, and 2014, respectively. The changes in the valuation allowance in 2016, 2015, and 2014, were primary due to the fluctuations in R&D credits from O2Micro Inc. that could not be utilized.

As of December 31, 2016, O2Micro, Inc. had U.S. federal and state research and development credit carryforwards of approximately $5,284,000 and $6,840,000, respectively. The US federal research and development credit will expire from 2022 through 2036 if not utilized, while the state research and development credit will never expire. Utilization of the research and development credits may be subject to significant annual limitation due to the ownership change limitations provided by the U.S. Internal Revenue Code of 1986 and similar provisions in the State of California’s tax regulations. The annual limitation may result in the expiration of federal research and development credits before utilization.

As of December 31, 2016, the Company’s subsidiary had U.S. net operating loss carryforwards for federal and state tax purpose of $383,000 and $526,000, respectively, which will expire, if not utilized beginning in 2033 and 2028.

To better position itself for the future growth phase, the Company considered the repatriation of the earnings from subsidiaries in Taiwan and China beginning in the second quarter of 2015. As a result, deferred tax liabilities from withholding tax for the unremitted earnings in Taiwanese and Chinese subsidiaries have been recorded for $920,000 and $2,188,000 as of December 31, 2016 and 2015, respectively.

The Company files income tax returns in various foreign jurisdictions. The Company is generally no longer subject to income tax examinations by tax authorities for years prior to 2011 because of the statute of limitations.

14.	RETIREMENT AND PENSION PLANS

The Company has a savings plan that qualifies under Section 401(k) of the US Internal Revenue Code. Participating employees may defer up to the US Internal Revenue Service statutory limit amounts of pretax salary. The Company may make voluntary contributions to the savings plan but has made no contributions since the inception of the savings plan in 1997.

The Company also participates in mandatory pension funds and social insurance schemes, if applicable, for employees in jurisdictions in which other subsidiaries or offices are located to comply with local statutes and practices. For the years ended December 31, 2016, 2015, and 2014, pension costs charged to income in relation to the contributions to these schemes were $984,000 $1,152,000, and $1,328,000, respectively. The Company adopted a defined benefit pension plan and established an employee pension fund committee for certain employees of O2Micro-Taiwan who are subject to the Taiwan Labor Standards Law (“Labor Law”) to comply with local requirements. This benefit pension plan provides benefits based on years of service and average salary computed based on the final six months of employment. The Labor Law requires the Company to contribute between 2% to 15% of employee salaries to a government specified plan, which the Company currently makes monthly contributions equal to 2% of employee salaries. Contributions are required to be deposited in the name of the employee pension fund committee with the Bank of Taiwan.

The government is responsible for the administration of all the defined benefit plans for the companies in Taiwan under the Labor Standards Law. The government also sets investment policies and strategies, determines investment allocation and selects investment managers. As of December 31, 2016 and 2015, the asset allocation was primarily in cash, equity securities and debt securities. Furthermore, under the Labor Standards Law, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by the local banks and the government is responsible for any shortfall in the event that the rate of return is less than the required rate of return. However, information on how investment allocation decisions are made, inputs and valuation techniques used to measure the fair value of plan assets, the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period and significant concentrations of risk within plan assets is not fully made available to the companies by the government. Therefore, the Company is unable to provide the required fair value disclosures related to pension plan assets.

The percentage of major category of plan assets as of December 2016 and 2015 were as follows:

	December 31
	2016	2015

Cash	18%	17%
Debt securities	30%	30%
Equity securities	45%	50%

Changes in projected benefit obligation and plan assets for the years ended December 31, 2016 and 2015 were as follows:

(In Thousands)

	Years Ended December 31
	2016	2015	2014

Projected benefit obligation, beginning of the year	$838	$838	$933
Service cost	3	3	3
Interest cost	13	16	17
Benefits paid	-	-	-
Actuarial (gain) loss	8	11	(61)
Effect of changes in foreign exchange rate	15	(30)	(54)

Projected benefit obligation, end of the year	$877	$838	$838

Fair value of plan assets, beginning of the year	$566	$545	$542
Employer contributions	16	27	24
Actual return on plan assets	4	14	12
Effect of changes in foreign exchange rate	10	(20)	(33)

Fair value of plan assets, end of the year	$596	$566	$545

The component of net periodic benefit cost was as follows:

(In Thousands)

	Years Ended December 31
	2016	2015	2014

Service cost	$3	$3	$3
Interest cost	13	16	17
Expected return on plan assets	(10)	(9)	(9)
Amortization of net pension loss	1	6	6

Net periodic benefit cost	$7	$16	$17

The funded status of the plan was as follows:

(In Thousands)

	December 31
	2016	2015

Accumulated benefit obligation	$(714)	$(672)

Project benefit obligation	(877)	(838)
Plan assets at fair value	596	566

Funded status of the plan	$(281)	$(272)

The actuarial assumptions to determine the benefit obligations were as follows:

	December 31
	2016	2015

Discount rate	1.5%	1.5%
Rate of compensation increases	2.0%	2.0%

The actuarial assumptions to determine the net periodic benefit cost were as follows:

	Years Ended December 31
	2016	2015	2014

Discount rate	1.5%	2.0%	2.0%
Rate of compensation increases	2.0%	2.0%	2.0%
Expected long-term rate of return on plan assets	1.8%	1.8%	1.8%

The expected long-term rate of return shown for the plan assets was weighted to reflect a two-year deposit interest rate of local banking institutions.

Estimated future benefit payments are as follows:

(In Thousands)

Year

2017	$13
2018	20
2019	15
2020	37
2021 and thereafter	389

15.	STOCK-BASED COMPENSATION

Employee Stock Purchase Plan

In October 1999, the Board adopted the 1999 Employee Stock Purchase Plan (“1999 Purchase Plan”), which was approved by the shareholders prior to the consummation of its initial public offering in August 2000. A total of 50,000,000 ordinary shares were reserved for issuance under the 1999 Purchase Plan, plus annual increases on January 1 of each year, commencing in 2001, up to 40,000,000 shares as approved by the Board. In June 2008, an additional 20,000,000 shares were reserved for issuance as also approved by the Board. The 1999 Purchase Plan was subject to adjustment in the event of a stock split, stock dividend or other similar changes in ordinary shares or capital structure.

The 1999 Purchase Plan permitted eligible employees to purchase ordinary shares through payroll deductions, which may range from 1% to 10% of an employee’s regular base pay. Beginning November 1, 2005, the 1999 Purchase Plan was implemented through consecutive offer periods of 3 months’ duration commencing on the first day of February, May, August and November. Under the 1999 Purchase Plan, ordinary shares may be purchased at a price equal to the lesser of 90% of the fair market value of the Company’s ordinary shares on the date of grant of the option to purchase (which is the first day of the offer period) or 90% of the fair market value of the Company’s ordinary shares on the applicable exercise date (which is the last day of the offer period). Employees may have elected to discontinue their participation in the purchase plan at any time; however, all of the employee’s payroll deductions previously credited to the employee’s account will be applied to the exercise of the employee’s option on the next exercise date. Participation ends automatically on termination of employment with the Company. If not terminated earlier, the 1999 Purchase Plan had a term of 10 years. By 2009, 10,685,400 ordinary shares had been purchased under the 1999 Purchase Plan.

As approved by the EGM held on May 30, 2009, the Company adopted the 2009 Employee Stock Purchase Plan (“2009 Purchase Plan”) along with the Company delisting from SEHK in September 2009. The 2009 Purchase Plan succeeded the 1999 Purchas Plan, and the terms and provisions of 2009 Purchase Plan are generally the same as the 1999 Purchase Plan. The 2009 Purchase Plan has a term of 10 years, if not terminated earlier. A total of 25,000,000 ordinary shares were reserved for issuance under the 2009 Purchase Plan starting November 2009. As approved by the Annual General Meeting of Shareholders (“AGM”) held on June 22, 2012, additional 15,000,000 ordinary shares were reserved for issuance under the 2009 Purchase Plan. From 2014 to 2016, 12,999,450 ordinary shares had been purchased under the 2009 Purchase Plan.

Stock Option Plans

In 1997, the Board adopted the 1997 Stock Plan, and in 1999, adopted the 1999 Stock Incentive Plan. The plans provide for the granting of stock options to employees, directors and consultants of the Company.

Under the 1997 Stock Plan, the Board reserved 185,000,000 ordinary shares for issuance. After the completion of an initial public offering, no further options were granted under the 1997 Stock Plan. Under the 1999 Stock Incentive Plan, the maximum aggregate number of shares available for grant was 150,000,000 ordinary shares plus an annual increase on January 1 of each year, which commenced in 2001, equal to the lesser of 75,000,000 shares or 4% of the outstanding ordinary shares on the last day of the preceding fiscal year or a smaller number determined by the plan administrator. As of December 31, 2016, the number of stock options outstanding and exercisable was both 0 under the 1999 Stock Incentive Plan.

The Board adopted the 2005 Share Option Plan (“2005 SOP”), which was effective on March 2, 2006, the date the Company completed the listing on the SEHK. The adoption of the 2005 SOP also resulted in the Board terminating the 1997 Stock Plan and 1999 Stock Incentive Plan. The Company began issuing stock options solely under the 2005 SOP for up to 100,000,000 ordinary shares. As approved by the EGM held on May 30, 2009, the number of shares available for issue was increased from 100,000,000 to 175,000,000 shares. The references to Hong Kong and Hong Kong related rules and regulations were also removed along with the completion of the Company’s delisting from the SEHK in 2009. As approved by the AGM held on June 22, 2012, additional 50,000,000 ordinary shares were reserved for issuance under the 2005 SOP. Under the terms of the 2005 SOP, stock options are generally granted at fair market value of the Company’s ordinary shares. The stock options have a contractual term of 8 years from the date of grant and vest over a requisite service period of 4 years. As of December 31, 2016, the number of stock options outstanding and exercisable was 166,957,900 and 131,774,600, respectively, under the 2005 SOP.

In 2015, the Board adopted the 2015 Stock Incentive Plan (“2015 SIP”), which was approved by the Shareholders in July 2015, and replaced the 2005 SOP after it expired on March 2, 2016. The 2015 SIP succeeded the 2005 SOP and the 2005 Share Incentive Plan (“2005 SIP”). The 2015 SIP provides for the granting to employees of incentive stock options, restricted shares, cash dividend equivalent rights, RSUs or stock appreciation rights or similar right (collectively referred to as “Awards”) to the employees, directors and consultants of the Company. The maximum aggregate number of new shares reserved for issuance pursuant to all Awards under the 2015 SIP is 100,000,000 ordinary shares, plus the remaining balance rolled into the 2015 SIP from the 2005 SOP and 2005 SIP, respectively. The maximum number of and kind of Awards granted under the 2015 SIP shall not each exceed 125,000,000 ordinary shares. The Awards granted are generally vested over a requisite service period of 4 years. As of December 31, 2016, the number of stock options outstanding and exercisable was 40,880,000 and 6,632,700, respectively, under the 2015 SIP.

A summary of the Company’s stock option activity under the plans as of December 31, 2016, and changes during the year then ended is presented as follows:

	Number of Options Shares	Weighted Average Exercise Price	Weighted Average Remaining Contract Life	Aggregate Intrinsic Value

Outstanding Options, January 1, 2016	177,528,800	$0.0869
Granted	51,055,000	$0.0310
Exercised	(84,750)	$0.0274
Forfeited or expired	(20,661,150)	$0.1273

Outstanding Options, December 31, 2016	207,837,900	$0.0692	4.38	$246,000

Vested and Expected to Vest Options at December 31, 2016	205,165,725	$0.0696	4.35	$229,000

Exercisable Options at December 31, 2016	138,407,300	$0.0808	3.20	$47,000

The total intrinsic value of options exercised during the years ended December 31, 2016, 2015, and 2014 was $1,000, $2,000, and $13,000, respectively.

The following table summarizes information about outstanding and vested stock options:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable and Vested	Weighted Average Exercise Price

$0.0274 - $0.0314	41,528,150	7.21	$0.0305	8,127,950	$0.0304
$0.0338 - $0.0472	40,817,600	2.47	$0.0439	30,310,650	$0.0462
$0.0506 - $0.0750	50,921,850	5.03	$0.0625	38,091,550	$0.0635
$0.0776 - $0.1040	33,986,400	4.98	$0.0841	21,293,250	$0.0865
$0.1122 - $0.1636	40,583,900	2.10	$0.1301	40,583,900	$0.1301

Balance, December 31, 2016	207,837,900	4.38	$0.0692	138,407,300	$0.0808

The Company calculated the fair value of each option grant on the date of grant using the Black-Scholes option pricing model that use the assumptions in the following table. Risk-free interest rate is based on the US Treasury yield curve in effect at the time of grant. The Company uses the simplified method to estimate the expected life because the options are considered as plain vanilla share-based payment awards. Expected volatilities are based on historical volatility of stock prices for a period equal to the options’ expected term. The dividend yield is zero as the Company has never declared or paid dividends on the ordinary shares or other securities and does not anticipate paying dividends in the foreseeable future.

	Stock Options									Employee Stock Purchase Plan
	Years Ended December 31									Years Ended December 31
	2016			2015			2014			2016			2015			2014

Risk-free interest rate	1.14%	-	1.33%	1.18%	-	1.50%	1.49%	-	1.76%	0.22%	-	0.35%	0.01%	-	0.08%	0.02%	-	0.05%
Expected life (Years)		5			5			5		0.25	-	0.26	0.25	-	0.26	0.25	-	0.26
Volatility		34%		33%	-	36%	34%	-	37%	34%	-	48%	35%	-	48%	30%	-	45%
Dividend		-			-			-			-			-			-

The weighted-average grant-date fair value of options granted during the years ended December 31, 2016, 2015, and 2014 was $0.0097, $0.0127, and $0.0245, respectively. The weighted-average fair value of options granted under the 2009 Purchase Plan during the years ended December 31, 2016, 2015, and 2014 was $0.0054, $0.008, and $0.0104, respectively.

Share Incentive Plan

The Board adopted the 2005 SIP, which was effective on March 2, 2006, the date the Company completed the SEHK listing. The 2005 SIP provides for the grant of restricted shares, RSU, share appreciation rights and dividend equivalent rights up to 75,000,000 ordinary shares. As approved by the EGM held on May 30, 2009, the number of shares available for issue was increased from 75,000,000 to 125,000,000 shares. The references to Hong Kong and Hong Kong related rules and regulations were also removed along with the completion of the Company’s delisting from the SEHK. As approved by the AGM held on June 22, 2012, an additional 62,500,000 ordinary shares were reserved for issuance under the 2005 SIP. These awards under 2005 SIP may be granted to employees, directors and consultants of the Company. The granted RSUs are generally vested over a requisite service period of 4 years. In 2015, the Board adopted the 2015 SIP, which was approved by the Shareholders in July 2015, and replaced the 2005 SIP after it expired on March 2, 2016. Please refer to above discussions for 2015 SIP.

A summary of the status of the Company’s RSUs as of December 31, 2016, and changes during the year ended December 31, 2016, is presented as follows:

	Number of Outstanding RSUs	Weighted Average Grant-Date Fair Value

Nonvested at January 1, 2016	50,608,350	$0.0588
Granted	34,786,850	$0.0303
Vested	(18,056,150)	$0.0647
Forfeited and expired	(9,401,200)	$0.0441

Nonvested at December 31, 2016	57,937,850	$0.0438

As of December 31, 2016, there was $2,326,000 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the plans including stock options and RSUs. The cost is expected to be recognized over a weighted-average period of 2.35 years. The total fair value of RSUs vested during the years ended December 31, 2016, 2015, and 2014 was $1,169,000, $1,246,000, and $1,189,000, respectively.

Cash received from option exercise under all share-based payment arrangements for the years ended December 31, 2016, 2015, and 2014, was $75,000, $211,000, and $302,000, respectively.

Ordinary Shares Reserved

As of December 31, 2016, ordinary shares reserved for future issuance were as follows:

Outstanding stock options	207,837,900
Outstanding RSUs	57,937,850
Shares reserved for future Awards grants	104,372,900
Shares reserved for Employee Stock Purchase Plan	2,620,450

372,769,100

Shares issued for the exercise of stock options, Employee Stock Purchase Plan and shares vested under restricted stock units are mainly from the treasury shares.

16.	EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of ordinary shares outstanding during the period. Diluted earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period, using the treasury stock method for options.

A reconciliation of the numerator and denominator of basic and diluted earnings (loss) per share calculations was as follows:

	Years Ended December 31
	2016	2015	2014

Net loss (in thousands)	$(2,986)	$(21,095)	$(15,057)

Weighted average shares outstanding (in thousands) – basic	1,282,141	1,301,465	1,362,465
Effect of dilutive securities:
Options and RSUs (in thousands)	-	-	-

Weighted average shares outstanding (in thousands) – diluted	1,282,141	1,301,465	1,362,465

Loss per share – basic and diluted	$-	$(0.02)	$(0.01)

Certain outstanding options and RSUs were excluded from the computation of diluted EPS since their effect would have been anti-dilutive. The anti-dilutive stock options excluded and their associated exercise prices per share were 207,837,900 shares at $0.0274 to $0.1636 as of December 31, 2016, 177,528,800 shares at $0.0454 to $0.2176 as of December 31, 2015, and 228,666,600 shares at $0.0460 to $0.3462 as of December 31, 2014. The anti-dilutive RSUs excluded were 57,937,850, 50,608,350 shares, and 46,823,850 shares as of December 31, 2016, 2015, and 2014, respectively.

17.	COMMITMENTS

Lease Commitments

The Company leases office space and certain equipment under non-cancelable operating lease agreements that expire at various dates through December 2020. For the years ended December 31, 2016, 2015, and 2014, leasing costs charged to income in relation to these agreements were $1,899,000, $2,106,000, and $2,415,000, respectively. The Company’s office lease provides for periodic rental increases based on the general inflation rate.

As of December 31, 2016, future minimum lease payments under all non-cancelable operating lease agreements were as follows:

(In Thousands)

Year	Operating Leases

2017	$1,216
2018	356
2019	202
2020	68

Total minimum lease payments	$1,842

Purchase obligations and commitments include payments due under various types of license, maintenance and support agreements with contractual terms from one to two years. As of December 31, 2016, those purchase commitments were as follows:

(In Thousands)

Year

2017	$236
2018	39

Total	$275

18.	CONTINGENCIES

Legal Proceedings

The Company is involved in several litigation matters relating to its intellectual property, as detailed below. While the Company cannot make any assurances regarding the eventual resolution of these matters, the Company does not believe at this time that the final outcomes will have a material adverse effect on its consolidated results of operations or financial condition.

O2Micro, Inc. v. Texas Instruments Japan Limited. In November 2013, the Company filed a patent infringement suit against Texas Instruments Japan Limited (“Texas Instrument”) in the Civil Division of the Tokyo District Court. The matter was closed in August 2016 with the Court finding no infringement by the defendant on the Japanese patent in question, and the Company electing not to file an appeal.

O2Micro (China) Co., Ltd. v. Legendsec Information Technology (Beijing) Inc., et al., Chengdu Intermediate Court, China. The Company filed a trade secret infringement suit against Yunfeng Li, Chengdu Feitong Technology Co., Ltd. and Legendsec Information Technology (Beijing) Inc. (“Legendsec”) in Chengdu Intermediate Court on August 18, 2014, requesting the three defendants to stop the infringement actions and claim for compensatory damages.  Four hearings have been held since October 2014.  O2Micro (China) and Yunfeng Li reached and signed a settlement agreement on December 29, 2016 and the case has been withdrawn. The matter is now closed.

O2Micro (China) Co., Ltd. v. Legendsec Information Technology (Beijing) Inc., Beijing Haidian District People's Court, China. The Company filed a copyright infringement suit against Legendsec Information Technology (Beijing) Inc. in Beijing Haidian District People's Court on November 19, 2014, requesting the defendant to stop the infringement actions and claim for compensatory damages. The first hearing was held on March 16, 2015. The second hearing was held on April 22, 2015. The third hearing was held on May 19, 2015. The Court made a judgment to reject the Company’s claim on July 3, 2015. The Company appealed to Beijing Intellectual Property Court on July 14, 2015. The first hearing of the second trial was held on December 23, 2015. The Court made a final judgment to reject the Company’s appeal and sustain the original judgment on February 26, 2016. The matter is now closed.

O2Micro (China) Co., Ltd. v. Nanjing AnalogChipTech Semiconductor Co., Ltd.,et al., Nanjing Intermediate Court, China. The Company filed a patent infringement suit against Nanjing AnalogChipTech Semiconductor Co., Ltd., and Nantong Minghui Power Tools Co., Ltd. in Nanjing Intermediate Court on October 29, 2015, requesting two defendants to stop the infringement action, destroy the infringing products and claim for compensatory damages. The first hearing was held on January 18, 2016. All parties reached and signed a settlement agreement on January 18, 2016 and this case is now closed.

O2Micro (China) Co., Ltd. v. Nanjing AnalogChipTech Semiconductor Co, Ltd.,et al., Nanjing Intermediate Court, China. The Company filed a trade secret infringement suit against Xiaohu Tang and Nanjing AnalogChipTech Semiconductor Co., Ltd. in Nanjing Intermediate Court on October 29, 2015, requesting two defendants to stop the infringement action, destroy the infringing products and claim for compensatory damages. The first hearing was held on January 11, 2016. All parties reached and signed a settlement agreement on January 18, 2016 and this case is now closed.

The Company received $23,000, $0, and $$75,000 litigation income in relation to litigation cases in China or the United States for the years ended December 31, 2016, 2015, and 2014, respectively. The Company subsequently received $19,000 litigation income in relation to litigation cases in China in January 2017.

The Company, as a normal course of business, is a party to litigation matters, legal proceedings, and claims. These actions may be in various jurisdictions and may involve patent protection and/or infringement. While the results of such litigations and claims cannot be predicted with certainty, the final outcome of such matters is not expected to have a material adverse effect on its consolidated financial position or results of operations. No assurance can be given, however, that these matters will be resolved without the Company becoming obligated to make payments or to pay other costs to the opposing parties, with the potential for having an adverse effect on the Company’s financial position or its results of operations. No provision for any litigation has been provided as of December 31, 2016 and 2015.

19.	FINANCIAL INSTRUMENTS

Information on the Company’s financial instruments was as follows:

(In Thousands)

	December 31
	2016		2015
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets
Cash and cash equivalents	$31,332	$31,332	$41,199	$41,199
Restricted cash	32	32	31	31
Short-term investments	21,532	21,532	11,233	11,233

The carrying amounts of cash and cash equivalents, restricted cash and short-term investments reported in the consolidated balance sheets approximate their estimated fair values.

Long-term investments are in privately-held companies where there is no readily determinable market value and are recorded using the cost method. Since they entail an unreasonable high cost to obtain verifiable fair values, fair value is not presented. The Company periodically evaluates these investments for impairment. If it is determined that an other-than-temporary decline has occurred in the carrying value, an impairment loss is recorded in the period of decline in value.

20.	SEGMENT INFORMATION

The Company does not identify or allocate assets by operating segment, nor does the chief operating decision maker (“CODM”) evaluate operating segments using discrete asset information. The Company does not have inter-segment revenue, and, accordingly, there is none to be reported. The Company does not allocate gains and losses from interest and other income, or income taxes to operating segments. The accounting policies for segment reporting are the same as for the Company as a whole.

Net sales to unaffiliated customers by geographic region are based on the customer’s ship-to location and were as follows:

(In Thousands)

	Years Ended December 31
	2016	2015	2014

China	$46,784	$45,854	$55,133
Taiwan	3,009	2,274	2,022
Japan	2,535	3,759	4,490
Korea	2,257	879	288
Singapore	1,539	1,398	1,341
Other	437	677	317

	$56,561	$54,841	$63,591

For the years ended December 31, 2016 and 2015, only one customer accounted for 10% or more of net sales. For the year ended December 31, 2014, two customers accounted for 10% or more of net sales. The percentage of net sales to these customers was as follows:

	Years Ended December 31
	2016	2015	2014

Customer A	10%	11%	12%
Customer B	8%	8%	10%

Long-lived assets consisted of property and equipment and were as follows based on the physical location of the assets at the end of each year:

(In Thousands)

	December 31
	2016	2015	2014

Taiwan	$5,607	$5,813	$8,689
U.S.A.	4,176	4,162	4,188
China	3,920	3,997	6,363
Other	33	39	123

	$13,736	$14,011	$19,363

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Area Lighting Technology™, Free dimming™, Express Charge™, and combinations thereof are trademarks of O_2Micro. The O_2Micro Logo and text, Breathing Life into Mobility®, PO_2WER®, S.A.F.E. Technology®, SmartCardBus®, SmartCardSensing®, PO_2WER-ON-DEMAND®, ExpressSwitch®, Cool Charge®, Topology-on-Demand®, ALT®, Constant-Ripple-Current®, Breathing Life into Security®, Security Logo Bug, Cool Battery Technology®, Battery Balancing on Demand®, BLEEDING ON DEMAND®, CO_2OL Battery Technology®, O2 Lock Device, Livingstone Energy®, Smart SOC®, and combinations thereof are registered trademarks of O_2Micro. The absence of the trademark symbol in any of the product names or logos belonging to O_2Micro appearing anywhere in the text of this document does not constitute a waiver of O_2Micro's trademark or other intellectual property rights concerning that name or logo. All other product and brand names are trademarks and/or registered trademarks of their respective owners.

This Annual Report to Shareholders contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding our future results of operations and business prospects. These forward-looking statements are based upon our current assumptions and beliefs in light of the information currently available to us. Actual results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. The statements in this Annual Report are subject to risks and uncertainties, including, among others, certain economic, political and technological factors. Actual results could differ materially from those stated or implied in this Annual Report to shareholders, due to, but not limited to, such factors as reduced demand for products of electronic equipment by manufacturers which include O_2Micro's products; adverse economic conditions generally or specifically affecting O_2Micro's markets; technical difficulties and delays in the product development process; and product and manufacturing errors in O_2Micro's products and its customers' products. You are also referred to our Form F-1 filed in connection with O_2Micro's initial public offering in August 2000, our Form F-3 filed in connection with our public offering in November 2001, and our annual Form 20-F's, all of which are on file with the SEC and identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements. We assume no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.